1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

November 3, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Alpine Equity Trust
Post-Effective Amendment No. 39 to Registration Statement on Form N-1A
Securities Act File No. 33-25378
Investment Company Act File No. 811-05684

Ladies and Gentlemen:

On behalf of Alpine Equity Trust (the “Trust”), and pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”), Post-Effective Amendment No. 39 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 39 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”).

The purpose of the Amendment is to add a new series to the Trust: Alpine Global Consumer Growth Fund (the “New Fund”). The New Fund will invest, under normal circumstances, no less than 80% of its assets (plus the amount of any borrowings for investment purposes) in the securities of issuers (i) which are principally engaged in the manufacture, supply and production of consumer-related products, (ii) the delivery of consumer services or (iii) the end market sale of those goods and services. At least twenty percent of its assets will be in the securities of issuers located outside of the United States.

Since shares of the New Fund will be offered in the same manner as the other series of the Trust, the disclosure in the New Fund’s Prospectus is identical or nearly identical to those sections in the Prospectuses and Statements of Additional Information of other series of the Trust, with the exception of the investment objective, strategies and risk disclosure. However, much of the risk disclosure in the New Fund’s Prospectus in the sections “Summary Section” and “Principal Investment Strategies and Related Risks” and in the New Fund’s Statement of Additional Information in the “Certain Risk Considerations” section is similar to the risk disclosure provided for other series of the Trust. Please note that certain service providers have changed since the last Post-Effective Amendment filed by the Trust, including the transfer agent, custodian and fund counsel. Consequently, the Trust requests selective review of the Amendment.

The Trust expects to request acceleration of the effectiveness of the Amendment at a later date.

Any questions or comments on the Amendment should be directed to the undersigned at 202-303-1124.

New York   Washington   Paris   London   Milan   Rome   Frankfurt   Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

November 3, 2010

Very truly yours,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

Enclosures